FiftyFifty Brewing Company, LLC

ANNUAL REPORT

11197 Brockway Rd., Suite 1
Truckee, CA 96161
3855014218
https://www.fiftyfiftybrewing.com/

This Annual Report is dated May 8, 2026.

BUSINESS

Company Overview

FiftyFifty Brewing has been crafting award-winning beers and delivering exceptional social experiences since 2007. Founded in Truckee, California, FiftyFifty has grown from a local favorite to a globally recognized brand, known for its innovative brewing techniques and welcoming community atmosphere. With a global production facility and distribution across 11 states and multiple countries, FiftyFifty serves over 100,000 guests annually at its flagship brewpub. The company is now expanding its unique hybrid hospitality model to new locations, blending craft beer culture with vibrant social club experiences.

Business Model

FiftyFifty Brewing operates a scalable hybrid hospitality model that combines award-winning craft beer production with an innovative social club brewpub experience. The model integrates table and counter service with advanced technology to enhance guest interactions while optimizing operational efficiency. Revenue streams are diversified through on-site sales at brewpubs, national and international distribution, and strategic partnerships with prominent venues like the Reno Aces and Palisades Ski Resort. By expanding its social club concept to three new locations in 2025, FiftyFifty aims to increase brand visibility and capitalize on the growing demand for community-centric social experiences.

Intellectual Property

FiftyFifty Brewing has built a strong brand identity rooted in its award-winning craft beers and unique social club concept. The company's intellectual property portfolio includes proprietary brewing recipes, exclusive beer styles, and a trademarked brand image that resonates with craft beer enthusiasts worldwide. Additionally, FiftyFifty leverages advanced brewing techniques and operational efficiencies to maintain product quality and consistency. As the brand expands into new markets, its intellectual property serves as a competitive advantage, safeguarding its reputation for innovation and excellence.

Corporate History

FiftyFifty Brewing Company, LLC was initially organized as Truckee Craft Brewing, a California corporation on February 24, 2006 and operated under the DBA FiftyFifty Brewing Company. Then on October 8, 2014, a new entity was formed, FiftyFifty Brewing Company, LLC which is the raising entity. Truckee Craft Brewing is the 100% owner of FiftyFifty Brewing Company, LLC.

Previous Offerings

The Company has not conducted any recent offerings of securities.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2024 was 4,579,189 compared to 4,583,209 in fiscal year 2025.

Restaurant revenue is directly tied to the Truckee/Tahoe region as a whole, which was relatively flat this year. Manufacturing sales held steady in spite of distributor consolidations and struggles in the industry.

Cost of Sales

Cost of Sales for fiscal year 2024 was $2,611,230 compared to $2,306,870 in fiscal year 2025.

Cost of sales went down demonstrating improved efficiencies throughout the company.

Gross Margins

Gross margins for fiscal year 2024 were $2,060,097. compared to $2,276,338 in fiscal year 2025.

Gross margins improved.

Expenses

Expenses for fiscal year 2024 were $2,544,518 compared to $3,468,083 in fiscal year 2025.

Expense increases are related almost entirely related to start up expense for new units, including rent, labor, and marketing costs.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows [will not] be indicative of the revenue and cash flows expected for the future primarily because of 1) the moving of the Truckee Social Club unit to a larger and better designed location, 2) the opening of the Reno location, 3) the opening of the Mammoth locations (all of which will be even more profitable than the historic DTC Truckee location), 4) volume increases in beer production and sales.. Past cash was primarily generated through operation and sales. A minority of the cash flow has been generated through equity investments in Truckee Craft Brewing S-corp. During Covid a minority of cash flow was generated through PPP and ERC government support related to COVID operating restrictions.

Both of the Reno and new Truckee location openings were delayed to 2026, and Mammoth is delayed until early 2027, so we will see the expected revenue growth accordiingly, and this will improve in future years with more mature offerings, additional units and growth in distribution.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 25,000.

Debt

Creditor: Wells Fargo Bank
Outstanding balance: $539,784.00
Interest rate: 0%
Material terms: The Company had entered into a promissory note agreement with Wells Fargo Bank with an original loan amount of $1,570,900 in December 2016. The Company has an outstanding balance of $539,784 and $704,801 as of December 31, 2024 and December 31, 2023, respectively.

Creditor: Andrew and Alicia Barr
Outstanding balance: $289,271.00
Interest rate: 0%
Material terms: The Company had a outstanding balance of $289,271 as of December 31, 2024, on a line of credit owed to Andrew and Alicia Barr. The loan is held by TCV (and S-Corporation) and only 25% of the loan balance is attributable to FiftyFifty LLC based on the Company's balance sheet. Accordingly, FiftyFifty LLC is responsible for 25% of the monthly payments, or $2,250 per month.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Andy Barr

 Andy Barr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Manager
• Dates of Service: October 2014 — Present
• Responsibilities: Andrew is one of the two decision making managers for the LLC. Prior to this raise, FiftyFifty Brewing Co, was a wholey owned subsidiary of Truckee Craft Brewing S-corp, of which Andrew was a founder and has been in various C-suite positions including CEO and Chief Strategist. Andrew will receive an annual salary of $100,000 after funding. Andrew does not receive equity compensation from the Company.

Other business experience in the past three years:

• Employer: Truckee Craft Brewing S-corp

Title: Chief Executive Officer and Chief Strategist
Dates of Service: February 2006 — Present
Responsibilities: Andrew provides top level decision making leadership for Truckee Craft Brewing and also manages FiftyFifty Brewing, LLC as a 100% owned subsidiary, Drunken Monkey Sushi as a 100% owned subsidiary and Old Trestle Distillery LLC as a partially owned subsidiary.
• Employer: Old Trestle, LLC
Title: Manager
Dates of Service: January 2018 — Present
Responsibilities: Andrew is the sole manager of the company.
• Employer: Truckee Tahoe Lumber Company
Title: Director
Dates of Service: June 2018 — Present
Responsibilities: Andrew is a Board of Directors member only.

Name: Alicia Barr

 Alicia Barr's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Manager, President, Chief Experience Officer, Principal Accounting Officer
• Dates of Service: February 2006 — Present
• Responsibilities: Alicia is an original Co-Founder of the company, current President and Chief Experience Officer. Alicia will receive an annual salary of $100,000 once the Company is funded and receives no equity compensation in the Company.

Other business experience in the past three years:

• Employer: Truckee Craft Brewing
Title: Chief Experience Officer
Dates of Service: February 2006 — Present
Responsibilities: Alicia manages Human Resources, Marketing, and Financial departments of the company.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Units
Stockholder Name: Truckee Craft Brewing (Majority owned and managed by Andy and Alicia Barr)
Amount and nature of Beneficial ownership: 15,000,000
Percent of class: 100%

RELATED PARTY TRANSACTIONS

Name of Person: Andrew and Alicia Barr
Relationship to Company: Manager(s), President, Chief Experience Officer, Principal Accounting Officer
Nature / amount of interest in the transaction: The Company had a outstanding balance of $289,271 as of December 31, 2024, on a line of credit owed to Andrew and Alicia Barr.
Material Terms: The loan is held by TCV (and S-Corporation) and only 25% of the loan balance is attributable to FiftyFifty LLC based on the Company's balance sheet. Accordingly, FiftyFifty LLC is responsible for 25% of the monthly payments, or $2,250 per month.

Name of Entity: Truckee Craft Brewing
Names of 20% owners: Andy and Alicia Barr
Relationship to Company: Manager(s), President, Chief Experience Officer, Principal Accounting Officer
Nature / amount of interest in the transaction: Truckee Craft Brewing is the parent company of the raising entity.
Material Terms: Any and Alicia Barr's salaries will continue to come directly from Truckee Craft Brewing. Soon, however, there will be a monthly invoice from the S-Corp to the LLC for the pro-rata amount of the salary that was allocated to the LLC for that period. That amount will fluctuate month to month.

OUR SECURITIES

The Company has authorized Class A Units and Class B Units.

Class A Units
• Authorized: 15,000,000
• Outstanding: 15,000,000
• Voting Rights: One vote per unit.
Class B Units
• Authorized: 0

• Outstanding: 0
• Material Rights: Under the California Revised Uniform Limited Liability Company Act there isn't a statutory requirement to pre-authorize a fixed number of membership units before they are issued. Therefore, although the Company hasn't explicitly authorized any Class B Units, they are freely able to issue them.

What it means to be a minority holder

As a minority holder of Class B Units of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

 If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that

management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results.

We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

County Tax Lien and Payment Plan Obligations
On December 11, 2023, Truckee Craft Brewing, the predecessor entity to FiftyFifty Brewing Co., was named as a debtor in a County Tax Lien filed by the County of Nevada for $37,934. The total outstanding tax obligation, including penalties and interest, was $114,552.75 as of March 1, 2025. The issuer has entered into a formal

payment plan, with monthly installment payments and a final payment due by June 30, 2025. The lien will remain in place until the full lien balance is paid.

Investors should be aware that noncompliance with the payment plan could result in further collection actions, including penalties or enforcement measures.

Prohibited Interests
Investors in the Company may not hold, directly or indirectly, any ownership or financial interest in a business or entity that possesses an alcoholic beverage license or permit which conflicts with, or would otherwise create a regulatory compliance issue for, the Company, including but not limited to: Bars, restaurants, brewpubs, nightclubs
Liquor stores or convenience stores, Grocery stores or any e-commerce platform that sells alcoholic beverages to consumers, Alcoholic beverage wholesaler or distributor business. This restriction applies to alcoholic beverage licenses in California, all other U.S. states, and any other jurisdiction regardless of location.

Future Acquisitions
Investors who, after the date of investment, acquire an ownership or financial interest in an alcoholic beverage license or permit, or acquire an ownership or financial interest in a business entity licensed or permitted to conduct business involving alcoholic beverages, are required to promptly notify the Company in writing. The Company reserves the right to take appropriate action, including requiring divestment of any conflicting interest, rescission of the investment, or other measures necessary for the Company to maintain regulatory compliance.

Certification Requirement
By investing in this offering, investors will certify that they do not currently hold any direct or indirect ownership interest in an alcoholic beverage license that would create a regulatory compliance issue for the Company; and they will not acquire such an interest in the future without first obtaining written approval from the Company and securing any necessary regulatory clearance.

Enforcement
Failure to comply with these provisions may result in regulatory enforcement actions against the Company or its licenses. As such, the Company reserves the right to reject or unwind investments that create regulatory conflicts of any kind or nature whatsoever.

The alcohol beverage industry is subject to extensive federal and state regulations regarding the ownership structure of alcoholic beverage companies.
These regulations apply to investors just as they do the industry members who offer investment opportunities. As such, holders of alcohol beverage wholesale or retailer licensees, and their employees, are prohibited from participating in this investment. By agreeing to the terms and conditions of this offering, you are acknowledging

the risks associated with such an investment and are hereby confirming that you are not a wholesale or retail licensee nor are you employed by such a licensee.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

FiftyFifty Brewing Company, LLC

By /s/ *Andrew Barr*

Title: CEO, Manager

By /s/ *Andrew Barr*

Name: Andrew Barr

Title: CEO, Manager

By /s/ *Alicia Barr*

Name: Alicia Barr

Title: CFO, Manager

Exhibit A
FINANCIAL STATEMENTS

Balance Sheet
Truckee Craft Brewing
As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
10006 BofA Business Checking - 0535	-50,810.26
10007 BofA FF LLC Checking - 5678	7,641.73
10030 Cash on Hand (CORP)	14,872.59
10035 WFB - Savings - 6326 (CORP)	40.90
10097 Credit Card Clearing Account (temp receipts) (CORP)	22,365.20
10099 Check Clearing Account (CORP)	183,998.95
Total for Bank Accounts	**$178,109.11**
Accounts Receivable	
11005 Accounts Receivable (CORP)	79,812.85
Total for Accounts Receivable	**$79,812.85**
Other Current Assets	
12000 Inventory Asset	
12005 Inventory - Finished Goods - Packaged (CORP)	14,047.34
12010 Inventory - Finished Goods - Kegged (CORP)	6,432.45
12015 Inventory - Packaging (CORP)	62,973.48
12020 Inventory - Raw Materials (CORP)	51,360.73
12025 Inventory - Brewery POS & Merchandise (CORP)	2,739.41
12029 Restaurant Beer - Draft	6,247.50
12030 Inventory - Restaurant Beer (CORP)	38,162.92
12031 Restaurant Beer - Packaged	11,531.43
12033 Inventory - Restaurant Guest Beer (CORP)	630.79
12035 Inventory - Retail Soft Goods Merchandise (CORP)	85,554.32
12040 Inventory - Restaurant Food (CORP)	18,346.35
12045 Inventory - Restaurant Liquor, Wine, Sake (CORP)	39,053.69
12505 Inventory - Beer in Process (CORP)	0.00
12510 Semi Finished Good - Green Beer (CORP)	32,666.56
12515 Semi Finished Good - Beer in Barrels (CORP)	10,486.94
12520 Semi Finished Good - Barrel Aged Beer (Corp)	0.00
12525 Semi Finished Good - Bright Beer (Corp)	11,216.11
Total for 12000 Inventory Asset	**$391,450.01**
Brew Equipment Deposit	12,008.38
Total for Other Current Assets	**$403,458.39**
Total for Current Assets	**$661,380.35**
Fixed Assets	
16002 Autos & Vehicles (CORP)	15,249.12
16005 Brewing Equipment (CORP)	4,090,248.96
16015 Leasehold Improvements (CORP)	2,413,985.91

16040 Restaurant Equipment & Fixtures(CORP)	395,456.12
16055 Construction in Process (CORP)	104,252.00
16071 Liquor Licenses	3,525.00
16080 Organizational Costs (CORP)	34,710.13
17002 Accumulated Depreciation (CORP)	-4,498,908.80
Total for Fixed Assets	**$2,558,518.44**
Other Assets	
1 - Intangible Assets	
16060 Intellectual Property (CORP)	156,332.00
18005 Accum Amortization (CORP)	-69,658.40
Total for 1 - Intangible Assets	**$86,673.60**
16050 Security Deposits (CORP)	31,292.00
16070 Liquor Licenses (CORP)	109,109.64
Total for Other Assets	**$227,075.24**
Total for Assets	**$3,446,974.03**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
21015 Accounts Payable (CORP)	617,785.12
Total for Accounts Payable	**$617,785.12**
Credit Cards	
22005 Amex Platinum 3007	49,198.88
22020 BofA MasterCard 3962/4771	16,045.90
22022 BofA Visa Corp Alaska (4752/4687/7887)	918.39
Total for Credit Cards	**$66,163.17**
Other Current Liabilities	
21030 Bluevine Line of Credit	45,133.14
23015 Payroll Tax Liabilities (CORP)	446,963.02
23015.1 EDD Liability	103,984.95
23015.2 IRS 941/940 Liability	577,606.91
Total for 23015 Payroll Tax Liabilities (CORP)	**$1,128,554.87**
23030 Payroll Clearing (CORP)	92,194.30
24015 Sales Tax Payable (CORP)	123,236.15
24020 State Tax Payable (CORP)	-721.15
25005 Deposit - Kegs (CORP)	90.00
25025 Gift Card Liability (CORP)	4,480.53
25035 Tips Liability	34,217.17
Total for Other Current Liabilities	**$1,427,185.01**
Total for Current Liabilities	**$2,111,133.30**
Long-term Liabilities	
27011 Note Payable - Barr Loan 2019 (CORP)	59,982.99
27015 Note Payable - WF SBA Loan (CORP)	248,370.87
28000 Capital Leases	
28030 Capital Lease - Alliance2021 (CORP)	2,157.41

28031 Capital Lease - Alliance2022 (CORP)	63,741.29
Total for 28000 Capital Leases	**$65,898.70**
28032 Alliance2025 - Avanti (CORP)	112,145.98
28033 Alliance2025.2 - Avanti (CORP)	135,067.81
28034 Stellify (CORP)	79,520.00
Total for Long-term Liabilities	**$700,986.35**
Total for Liabilities	**$2,812,119.65**
Equity	
30005 Members Equity (CORP)	5,023,965.18
30006 Capital Stock - FF LLC Start Engine	165,595.00
Total for Capital Stock	**$5,189,560.18**
Retained Earnings	-3,362,961.72
Net Income	-1,191,744.08
Total for Equity	**$634,854.38**
Total for Liabilities and Equity	**$3,446,974.03**

Profit and Loss

Truckee Craft Brewing
January-December, 2025

	Total
Income	
40005 Sales - Packaged Beer	597,177.00
40010 Sales - Kegged Beer	543,683.82
41010 Sales - Restaurant Food	2,298,016.54
41015 Sales - Restaurant Beer - Draft	565,527.87
41022 Sales - Restaurant Wine	114,613.54
41025 Sales - Restaurant Liquor	289,857.08
41030 Sales - Restaurant Non-alcoholic Beverages	81,434.16
41035 Sales - Retail Merchandise	41,082.98
41050 Sales - Restaurant Discounts	-112,852.14
Discounts given	-1,571.50
Sales	$61,219.80
41016 Sales - Restaurant Beer - Packaged	105,020.40
Total for Sales	**$166,240.20**
Total for Income	**$4,583,209.55**
Cost of Goods Sold	
50005 COGS - Packaged Beer (BREW)	4,874.23
50020 COGS - Raw Materials (BREW)	246,596.26
50025 COGS - Packaging (BREW)	253,808.02
50050 COGS - Beer in Process (BREW)	381.98
50060 COGS - Shipping (BREW)	57,244.90
53005 Direct Labor - Brewhouse	106,690.24
53007 Direct Labor - Brewhouse Salary	94,123.76
53020 Direct Labor - Warehouse Hourly	54,599.49
53025 Direct Labor - Warehouse Salary	129,483.56
53030 Direct Labor - Logistics	120,929.47
53055 Workers Compensation	13,800.11
55005 Brewery Small Equip & Supplies	9,702.15
55010 QC Expenses	2,630.64
55015 Repairs & Maintenance	18,039.94
55020 Utilities	43,136.06
55035 Memberships & Subscriptions	1,400.00
55045 Professional Development	735.00
55050 Materials Storage Fees	6,717.70
55070 Janitorial Service & Supplies	4,389.89

Accrual Basis Wednesday, April 29, 2026 12:20 PM GMT-07:00

Profit and Loss
Truckee Craft Brewing
January-December, 2025

	Total
55115 Fuel - gasoline & propane	4,493.45
55120 Equipment Rental & Leases	743.12
55125 Vehicle Rental & Repair	186.77
55130 Uniforms	200.00
55140 Beer Gasses	60,650.07
56020 Other Taxes	2,020.59
59110 COGS - Restaurant Food	701,108.09
59120 COGS - Restaurant Beer	138,995.86
59121 COGS - Restaurant Beer - Packaged	78,718.38
59122 COGS - Restaurant Wine	32,801.19
59125 COGS - Restaurant Liquor	70,794.22
59130 COGS - Restaurant Non-alcoholic Beverages	19,516.31
59135 COGS - Retail Merchandise	27,359.16
Total for Cost of Goods Sold	**$2,306,870.61**
Gross Profit	**$2,276,338.94**
Expenses	
60012 Credit Card Processing Fees	111,493.74
60014 Dining Room Small Equipment & Supplies	1,043.90
60016 Linens/towels Svc	37,987.58
60018 Equipment Rental	893.42
60019 Smallwares - China, Glass, Silver	8,111.27
60021 Interior/Exterior Decor	5,187.70
60022 Conference Fees	927.28
60023 Travel & Mileage	18,217.15
60024 Consulting Services	29,250.00
60025 Bank Fees	154.58
60026 Menu Printing	3,683.39
60030 Printing & Postage	92.66
60035 Office Supplies	5,460.04
60060 Memberships, Dues & Subscriptions	3,774.94
60065 Freight Clearing	18,082.11
60070 Computers, Software, and Supplies	42,170.12
60075 Licenses and Fees	10,896.55
60080 Professional Development ___	308.95
60085 Utilities ___	126,186.66
60090 Web and Email Services	100.80

Accrual Basis Wednesday, April 29, 2026 12:20 PM GMT-07:00

Profit and Loss

Truckee Craft Brewing

January-December, 2025

	Total
60095 Rent Allocation	765,650.34
60110 General Liability & Commercial Insurance	30,282.39
60170 Janitorial Service & Supplies ___	93,250.33
60180 Repairs & Maintenance ___	82,817.80
60190 Paper & Plastic	22,114.52
60200 Kitchen Small Equip & Supplies	10,523.73
60250 Recruiting	523.00
60270 Uniforms & Laundry	1,430.84
61010 Executive, Administrative & Support Labor	114,230.60
61200 Health Insurance & Medical ___	73,048.18
61210 401k Matching ___	21,409.17
61230 Payroll Taxes ___	204,476.14
61250 Employee Meals ___	84,320.57
63010 Front of House Labor	394,942.65
63012 Front of House Salary	256,282.40
63015 Back of House Labor	452,404.05
63017 Back of House Salary	213,346.19
64010 Sales Labor	110,789.67
65020 Travel	8,138.75
65030 Business Meals	967.55
65035 Entertainment	9,461.54
65040 Advertising	8,250.00
65050 Website and Social Media Costs	1,200.00
65052 Beer Competition Expenses	5,580.00
65053 General Marketing	24,255.77
65054 Label Design	2,079.84
65057 Sales Samples	185.04
65080 Festivals/Events at Brewery	343.02
65115 Sales Commission	7,201.00
65125 Memberships & Subscriptions ___	583.86
66020 Personal Property/Real Estate Tax ___	35,685.59
Professional Fees	
62010 Consulting	1,120.00
62015 Legal	400.00
62020 Accounting	4,800.00
Total for Professional Fees	**$6,320.00**

Accrual Basis Wednesday, April 29, 2026 12:20 PM GMT-07:00

Profit and Loss

Truckee Craft Brewing

January-December, 2025

	Total
QuickBooks Payments Fees	131.00
Total for Expenses	**$3,466,248.37**
Net Operating Income	**-$1,189,909.43**
Net Other Income	
Net Income	**-$1,189,909.43**

Accrual Basis Wednesday, April 29, 2026 12:20 PM GMT-07:00

Statement of Cash Flows
Truckee Craft Brewing
January-December, 2025

Full name	Total
OPERATING ACTIVITIES	
Net Income	-1,191,744.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
11005 Accounts Receivable (CORP)	50,861.54
12020 Inventory Asset:Inventory - Raw Materials (CORP)	-22,240.93
12035 Inventory Asset:Inventory - Retail Soft Goods Merchandise (CORP)	-83,908.32
21015 Accounts Payable (CORP)	32,842.55
21030 Bluevine Line of Credit	37,565.22
22005 Amex Platinum 3007	41,259.70
22015 B of A Corp (2528/2752/2536) (CORP)	-21,723.90
22020 BofA MasterCard 3962/4771	6,748.54
22022 BofA Visa Corp Alaska (4752/4687/7887)	607.94
23015 Payroll Tax Liabilities (CORP)	446,963.02
23030 Payroll Clearing (CORP)	8,618.65
24015 Sales Tax Payable (CORP)	-36,478.08
24020 State Tax Payable (CORP)	-721.15
25025 Gift Card Liability (CORP)	-4,328.48
25035 Tips Liability	223.39
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$456,289.69**
Net cash provided by operating activities	**-$735,454.39**
INVESTING ACTIVITIES	
16005 Brewing Equipment (CORP)	-167,391.20
16015 Leasehold Improvements (CORP)	-998,578.12
16040 Restaurant Equipment & Fixtures(CORP)	-48,650.17
16071 Liquor Licenses	-3,525.00
16105 Misc Receivable (CORP)	5.10
Net cash provided by investing activities	**-$1,218,139.39**
FINANCING ACTIVITIES	
27011 Note Payable - Barr Loan 2019 (CORP)	-237,238.58
27015 Note Payable - WF SBA Loan (CORP)	-275,744.19
28030 Capital Leases:Capital Lease - Alliance2021 (CORP)	-37,801.20
28031 Capital Leases:Capital Lease - Alliance2022 (CORP)	-47,050.72
28032 Alliance2025 - Avanti (CORP)	112,145.98
28033 Alliance2025.2 - Avanti (CORP)	135,067.81
28034 Stellify (CORP)	79,520.00
30005 Capital Stock:Members Equity (CORP)	396,060.17
30006 Capital Stock:Capital Stock - FF LLC Start Engine	165,595.00
Net cash provided by financing activities	**$290,554.27**
NET CASH INCREASE FOR PERIOD	**-$1,663,039.51**
Cash at beginning of period	**$21,497.43**
CASH AT END OF PERIOD	**$187,529.65**

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Inception	-	$ -	$ -	$ -	#REF!
Issuance of founders stock	-	-	-	-	#REF!
Shares issued for services	-	-	-	-	#REF!
Contributed capital	-	-	-	-	#REF!
Net income (loss)	-	-	-	-	#REF!
December 31, 2013	-	$ -	$ -	$ -	#REF!
Shares issued for services	-	-	-	-	#REF!
Stock option compensation	-	-	-	-	#REF!
Net income (loss)	-	-	-	-	#REF!
December 31, 2014	-	$ -	$ -	$ -	#REF!
Shares issued for debt conversion			-	-	#REF!
Shares issued for cash			-	-	#REF!
Shares issued for services			-	-	#REF!
Conversion of preferred stock			-	-	#REF!
Discount on convertible debt			-	-	#REF!
Stock option compensation			-	-	#REF!
Net income (loss)	-		-	-	#REF!
December 31, 2015	-	$ -	$ -	$ -	#REF!

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

= amounts that come from P&L

= amounts should tie to the balance sheet. Descriptions in headers should also match balance sheet

NOTE 1 – NATURE OF OPERATIONS

FiftyFifty Brewing Co LLC was formed on October 8, 2014 ("Inception") in the State of CA   The financial statements of FiftyFifty Brewing Co LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Truckee, CA.

FiftyFifty Brewing Co LLC is a craft beer and hospitality business, with a full service restaurant component, and a craft beer manufacturing facility that produces beer and distributes nationally as well as overseas.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from restaurant guests and beverage wholesalers when (a) persuasive

evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and CA state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Company debt is associated with equipment financing, working capital for expansion, and an EIDL loan during the pandemic

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

- Capital expenditures for expansion related construction has been contracted but not yet incurred
- Long term leases are in place for all units

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 20,000,000 shares of our common stock with par value of $1.00. As of 12/31/2025 the company has currently issued 15,607,092 shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through December 31, 2025,the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Alicia Barr, the Secretary and CFO of FiftyFifty Brewing Co LLC, hereby certify that the financial statements of FiftyFifty Brewing Co LLC and notes thereto for the period ending December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information anticipated to be reported on our federal income tax returns.

FiftyFifty Brewing Co LLC has not yet filed its federal tax return for 2025. FiftyFifty Brewing Co LLC did not file taxes for the previous tax year of 2024, as it was a wholly owned business of a parent S-Corporation, under which it's income was reported.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 29, 2026 (Date of Execution).

_____ (Signature)

_____Secretary, CFO_____ (Title)

_____4/29/26_____ (Date)